Media Release

Rio Tinto agrees sale of its interests in Murowa Diamonds and Sengwa Colliery Ltd

26 June 2015

Rio Tinto has completed the sale of its 78 per cent interest in Murowa Diamonds and 50 per cent interest in Sengwa Colliery Ltd (Sengwa) to RZ Murowa Holdings Limited.

RioZim Limited, an independent Zimbabwean mining company listed on the Zimbabwean Stock Exchange already holds a 22 per cent interest in Murowa Diamonds and a 50 per cent interest in Sengwa and will assume the overall management of both entities.

Rio Tinto believes that the future of these assets can be best managed by entities with existing interests in Zimbabwe.

Rio Tinto Diamonds and Minerals chief executive Alan Davies said “Rio Tinto remains committed to the diamond industry and is focused on operating its two world-class underground mines whilst obtaining the approvals for its advanced diamond project in India.”

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